

Mail Stop 4561

April 19, 2018

David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.
3311 East Old Shakopee Road
Minneapolis, MN 55425

> **Re: Ceridian HCM Holding Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 12, 2018**
> **File No. 333-223905**

Dear Mr. Ossip:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2018 letter.

Management

Composition of Our Board of Directors, page 145

1.   We note that in addition to the right to designate a certain number of directors, the Sponsors will have the right to determine the total number of directors pursuant to the voting agreement. Please expand the corresponding disclosure in the prospectus summary and in the risk factor on page 56 to highlight the additional risk posed by this provision of the voting agreement. In this regard, we note that based on the current composition of the board, the Sponsors could use such provision to maintain majority representation even if they collectively hold less than 50% of the outstanding voting power.

2.   Please disclose the termination provisions of the voting agreement. It appears that the agreement does not have a specific termination date and will be in effect so long as the Sponsors have the right to designate a director. We note that the agreement will terminate automatically only if each Sponsor ceases to hold less than 10% of the outstanding voting power.

Description of Capital Stock

Anti-takeover Provisions, page 172

3.   We note your third amended and restated certificate of incorporation will provide that directors may only be removed for cause. Please briefly describe the nature and effect of this provision.

        Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information
                                        Technologies and Services

cc: Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP